US$550,000,000	Filed pursuant to rule 433
Floating Rate Senior Notes due 2018	File No. 333-132177

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa3 (negative outlook)/AA- (negative watch)/AA- (negative outlook) (Moody’s / S&P / Fitch)

Trade Date:	May 6, 2008

Settlement Date:	May 13, 2008 (T+5 days)

Maturity:	May 15, 2018

Par Amount:	$550,000,000

Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Coupon:	Three-month USD LIBOR plus 1.70%

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$547,937,500 (before expenses)

Interest Payment Dates:	Quarterly on the 15th of each February, May, August and November. With adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to each Interest Reset Date

First Coupon:	August 15, 2008 (long first coupon).

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Banc of America Securities LLC
Barclays Capital Inc.
Greenwich Capital Markets, Inc.
Junior Co-Lead Managers	Samuel A. Ramirez & Company, Inc.
Muriel Siebert & Co., Inc.
UBS Securities LLC

CUSIP:	172967 ET 4

ISIN:	US172967ET43

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.